Second Bancorp, Inc.
[SECOND BANCORP, INC. LOGO]	108 Main Avenue, S.W.
P.O. Box 1311
Warren, Ohio 44482-1311

FOR IMMEDIATE RELEASE
Christopher Stanitz
Executive Vice President, General Counsel
and Secretary
330.841.0234
Fax: 330.841.0489
e-mail: cstanitz@secondnationalbank.com
www.secondbancorp.com

Filed by Second Bancorp Incorporated
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Filer: Second Bancorp Incorporated
Subject Company: Second Bancorp Incorporated
Commission File Number: 0-15624

SECOND BANCORP REPORTS EARNINGS FOR
FOURTH QUARTER AND YEAR

Warren, Ohio, January 22, 2004–SECOND BANCORP INCORPORATED (Nasdaq “SECD”, “SECDP”) reported net income for the fourth quarter 2003 of $4,149,000 or $.43 per diluted share compared to $3,428,000 or $.34 per diluted share for the same period last year. For the full year 2003, net income was substantially higher than the prior year’s results finishing at $23,155,000 or $2.41 per diluted share compared to $18,000,000 or $1.79 a year ago, all as computed on a GAAP Basis. For comparison purposes, reported 2003 earnings include a one time $3.65 million (or $.38 per diluted share) after-tax gain on the sale of two banking centers completed during the first quarter. In addition, year-ago earnings for the fourth quarter were restrained by non-operating merger costs and expenses associated with the implementation of subsidiary Second National Bank’s branch reconfiguration strategy.

Returns on average assets (ROA) for the quarter and the year were .79% and 1.18% respectively (compared to .75% and 1.03% a year ago) and returns on average equity (ROE) were 12.42% for the quarter and 17.06% for the full year (compared to 9.99% and 13.42% respectively in 2002). Persistently low interest rates continued to compress the Company’s net interest margin which was 3.00% for the just completed fourth quarter compared to 3.38% during the same period last year. For the year, net interest margin was 3.14% compared to 3.56% for 2002. The Company’s efficiency ratio for the quarter was 69.12% and 59.63% for the year.

Second Bancorp President and Chief Executive Officer R. L. (Rick) Blossom stated “Including the first quarter branch sale, 2003 was the most profitable year in Second Bancorp’s history reflecting the hard work of our highly skilled and dedicated staff of more than 600 associates. Though fourth quarter results were slowed by the combination of a narrowing net interest margin and reduced earnings from mortgage lending as refinancing activity abated, our business footings are solid and we look forward to becoming a significant contributor to our merger partner, Sky Financial Group.”

Second Bancorp announced January 8, 2004 that it has entered with Sky Financial Group, Inc. into a definitive merger agreement under which Sky Financial will acquire all of Second Bancorp’s outstanding shares in a stock-for-stock transaction. Under the agreement, Second Bancorp’s common shareholders will receive 1.26 shares of Sky Financial stock for each of their shares in a $321 million or $33.05 per Second Bancorp common share deal valued as of the date of the announcement. The transaction, subject to Second Bancorp shareholder and regulatory approval, is expected to be completed at the end of the second quarter of 2004.

The Company also reported that its Board of Directors declared a nineteen cent ($.19) per share common dividend payable January 30, 2004 to shareholders of record on January 15. That dividend is unchanged from the previous quarter and is 5.6% higher than the dividend paid during the same quarter last year.

This announcement contains forward-looking statements that involve risk and uncertainties, including changes in general economic and financial market conditions and the Company’s ability to execute its business plans. Although management believes the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially.

Shareholders are urged to read the joint proxy statement/prospectus regarding the referenced proposed transaction to be filed by Sky Financial Group, Inc. and Second Bancorp Incorporated when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Sky Financial and Second Bancorp, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/ prospectus also can be obtained, without charge, by directing a request to Sky Financial Group, Inc., 221 South Church Street, Bowling Green, Ohio 43402, Attention: Shareholder Relations (800-576-5007), or to Second Bancorp Incorporated, 108 Main Avenue, S.W., Warren, Ohio 44481, Attention: Executive Vice President and Secretary (330-841-0234).

Second Bancorp and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Second Bancorp in connection with the proposed merger transaction. Information about the directors and executive officers of Second Bancorp is available in its proxy statement filed with the SEC on March 5, 2003. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Second Bancorp is a $2.1 billion financial holding company providing a full range of commercial and consumer banking, wealth management, insurance and investment products and services to communities in a nine county area of Northeastern Ohio through subsidiaries Second National Bank and Stouffer-Herzog Insurance Agency, Inc.

Additional information about Second Bancorp and information about products and services offered by Second National Bank can be found on the Web at www.secondnationalbank.com.

CONTACT: Christopher Stanitz, Executive Vice President and Secretary, at 330.841.0234 (phone), 330.841.0489 (fax) or cstanitz@secondnationalbank.com.

# # # # #

Second Bancorp Incorporated and Subsidiaries
Financial Highlights
Quarterly Data
(Dollars in thousands, except per share data)

	Dec. 2003	Sept. 2003	June 2003	March 2003	Dec. 2002

Earnings:
Net interest income	$14,181	$13,817	$13,790	$14,083	$13,946
Provision for loan losses	1,486	1,096	2,855	2,173	2,350
Non-interest income	5,581	3,491	10,700	14,211	7,314
Security gains (losses)	967	3,566	0	51	(67)
Trading account losses	0	0	0	0	0
Non-interest expense	13,998	13,076	14,016	13,673	14,575
Federal income taxes	1,096	1,795	2,181	3,838	840

Net income	$4,149	$4,907	$5,438	$8,661	$3,428

Per share:
Basic earnings	0.44	0.52	0.57	0.90	0.35
Diluted earnings	0.43	0.51	0.57	0.89	0.34
Common dividends	0.19	0.19	0.19	0.19	0.18
Book value	14.47	14.34	14.81	14.36	13.91
Tangible book value	12.17	12.05	12.40	11.95	11.69
Market value	26.40	27.24	25.80	22.15	26.50
Weighted average shares outstanding:
Basic	9,471,371	9,474,925	9,484,646	9,620,401	9,835,995
Diluted	9,616,188	9,610,350	9,575,001	9,714,253	9,967,373
Period end balance sheet:
Assets	$2,116,530	$2,074,750	$1,926,233	$1,909,027	$1,894,775
Securities	620,696	602,893	556,434	539,309	523,669
Total loans	1,349,820	1,301,618	1,199,630	1,215,481	1,167,791
Allowance for loan losses	18,874	18,372	18,030	17,756	17,595
Deposits	1,215,342	1,165,281	1,172,816	1,121,866	1,195,112
Total shareholders’ equity	137,016	135,799	140,215	136,369	136,334
Tier I capital	146,397	144,583	140,335	137,595	138,000
Tier I ratio	10.2%	10.4%	10.8%	10.5%	10.8%
Total capital	164,396	161,946	156,613	154,010	153,925
Total capital ratio	11.4%	11.7%	12.0%	11.7%	12.1%
Total risk-adjusted assets	1,439,030	1,388,065	1,300,512	1,311,849	1,272,335
Tier I leverage ratio	7.1%	7.3%	7.6%	7.5%	7.7%
Average balance sheet:
Assets	$2,092,553	$2,004,789	$1,908,978	$1,869,524	$1,825,714
Earning assets	1,957,682	1,871,145	1,789,611	1,750,900	1,712,604
Loans	1,317,153	1,245,980	1,197,300	1,177,617	1,171,162
Deposits	1,196,389	1,157,817	1,159,719	1,135,681	1,180,609
Shareholders’ equity	133,653	134,844	139,269	135,254	137,229
Key ratios: (%)
Return on average assets (ROA)	0.79	0.98	1.14	1.85	0.75
Return on average shareholders’ equity (ROE)	12.42	14.56	15.62	25.61	9.99
Net interest margin	3.00	3.06	3.19	3.33	3.38
Net overhead	1.72	2.05	0.74	(0.12)	1.70
Efficiency ratio	69.12	73.49	56.10	47.48	66.94
Credit quality:
Non-accrual loans	$13,348	$12,735	$12,238	$12,709	$13,123
Restructured loans	1,017	461	340	374	378
90 day past due and accruing	8,879	8,625	7,231	6,623	5,692

Non-performing loans	23,244	21,821	19,809	19,706	19,193
Other real estate owned	713	753	621	1,270	1,371

Non-performing assets	$23,957	$22,574	$20,430	$20,976	$20,564

Charge-offs	$1,111	$918	$2,721	$2,213	$2,558
Recoveries	126	165	139	201	360

Net charge-offs	$985	$753	$2,582	$2,012	$2,198

Allowance for loan losses as a percent of period-end loans (%)	1.40	1.41	1.50	1.46	1.51
Net charge-offs (annualized) as a percent of average loans (%)	0.30	0.24	0.86	0.68	0.75
Non-performing loans as a percent of loans	1.72	1.68	1.65	1.62	1.64
Non-performing assets as a percent of assets	1.13	1.09	1.06	1.10	1.09

Second Bancorp Incorporated and Subsidiaries
Financial Highlights
Year-to-Date Data
(Dollars in thousands, except per share data)

	Dec. 2003	Sept. 2003	June 2003	March 2003	Dec. 2002

Earnings:
Net interest income	$55,871	$41,690	$27,873	$14,083	$56,460
Provision for loan losses	7,610	6,124	5,028	2,173	6,159
Non-interest income	33,983	28,402	24,911	14,211	22,853
Security gains (losses)	4,584	3,617	51	51	592
Trading account losses	0	0	0	0	(20)
Non-interest expense	54,763	40,765	27,689	13,673	49,496
Federal income taxes	8,910	7,814	6,019	3,838	6,230

Net income	$23,155	$19,006	$14,099	$8,661	$18,000

Per share:
Basic earnings	2.43	1.99	1.48	0.90	1.82
Diluted earnings	2.41	1.97	1.46	0.89	1.79
Common dividends	0.76	0.57	0.38	0.19	0.72
Book value	14.47	14.34	14.81	14.36	13.97
Tangible book value	12.17	12.05	12.40	11.95	11.75
Market value	26.40	27.24	25.80	22.15	26.50
Weighted average shares outstanding:
Basic	9,512,324	9,526,125	9,552,149	9,620,401	9,905,832
Diluted	9,623,388	9,631,663	9,644,621	9,714,253	10,040,001
Period end balance sheet:
Assets	$2,116,530	$2,074,750	$1,926,233	$1,909,027	$1,894,775
Securities	620,696	602,893	556,434	539,309	523,669
Total loans	1,349,820	1,301,618	1,199,630	1,215,481	1,167,791
Allowance for loan losses	18,874	18,372	18,030	17,756	17,595
Deposits	1,215,342	1,165,281	1,172,816	1,121,866	1,195,112
Total shareholders’ equity	137,016	135,799	140,215	136,369	136,334
Tier I capital	146,397	144,583	140,335	137,595	138,000
Tier I ratio	10.2%	10.4%	10.8%	10.5%	10.8%
Total capital	164,396	161,946	156,613	154,010	153,925
Total capital ratio	11.4%	11.7%	12.0%	11.7%	12.1%
Total risk-adjusted assets	1,439,030	1,388,065	1,300,512	1,311,849	1,272,335
Tier I leverage ratio	7.1%	7.3%	7.6%	7.5%	7.7%
Average balance sheet:
Assets	$1,969,670	$1,928,259	$1,889,360	$1,869,524	$1,754,156
Earning assets	1,842,980	1,804,326	1,770,363	1,750,900	1,642,907
Loans	1,234,926	1,207,216	1,187,513	1,177,617	1,121,777
Deposits	1,162,555	1,151,153	1,147,766	1,135,681	1,159,350
Shareholders’ equity	135,748	136,454	137,273	135,254	134,178
Key ratios: (%)
Return on average assets (ROA)	1.18	1.31	1.49	1.85	1.03
Return on average shareholders’ equity (ROE)	17.06	18.57	20.54	25.61	13.42
Net interest margin	3.14	3.19	3.26	3.33	3.56
Net overhead	1.13	0.91	0.31	(0.12)	1.62
Efficiency ratio	59.63	56.95	51.48	47.48	60.81
Credit quality:
Non-accrual loans	$13,348	$12,735	$12,238	$12,709	$13,123
Restructured loans	1,017	461	340	374	378
90 day past due and accruing	8,879	8,625	7,231	6,623	5,692

Non-performing loans	23,244	21,821	19,809	19,706	19,193
Other real estate owned	713	753	621	1,270	1,371

Non-performing assets	$23,957	$22,574	$20,430	$20,976	$20,564

Charge-offs	$6,963	$5,852	$4,934	$2,213	$6,584
Recoveries	631	505	340	201	1,325

Net charge-offs	$6,332	$5,347	$4,594	$2,012	$5,259

Allowance for loan losses as a percent of period-end loans (%)	1.40	1.41	1.50	1.46	1.51
Net charge-offs (annualized) as a percent of average loans (%)	0.51	0.59	0.77	0.68	0.47
Non-performing loans as a percent of loans	1.72	1.68	1.65	1.62	1.64
Non-performing assets as a percent of assets	1.13	1.09	1.06	1.10	1.09

Second Bancorp Incorporated and Subsidiaries
Consolidated Statements of Income
Quarterly Data
(Dollars in thousands, except per share data)

	Dec. 2003	Sept. 2003	June 2003	March 2003	Dec. 2002

INTEREST INCOME

Loans (including fees):
Taxable	$19,286	$18,950	$18,814	$18,605	$19,637
Exempt from federal income taxes	209	212	206	211	219
Securities:
Taxable	5,819	5,348	5,518	6,234	5,566
Exempt from federal income taxes	703	689	714	728	735
Federal funds sold and other temp. investments	27	30	136	123	154

Total interest income	26,044	25,229	25,388	25,901	26,311
INTEREST EXPENSE

Deposits	5,338	5,118	5,563	5,779	6,771
Federal funds purchased and securities sold under agreements to repurchase	682	613	596	581	700
Note Payable	47	50	54	63	28
Other borrowed funds	3	2	3	3	14
Federal Home Loan Bank advances	4,971	4,895	4,649	4,659	4,119
Debentures and capital securities	822	734	733	733	733

Total interest expense	11,863	11,412	11,598	11,818	12,365

Net interest income	14,181	13,817	13,790	14,083	13,946
Provision for loan losses	1,486	1,096	2,855	2,173	2,350

Net interest income after provision for loan losses	12,695	12,721	10,935	11,910	11,596
NON-INTEREST INCOME

Mortgage banking income	441	(1,157)	6,550	4,358	2,658
Service charges on deposit accounts	1,628	1,549	1,555	1,527	1,587
Trust fees	757	631	563	609	637
Security gains (losses)	967	3,566	0	51	(67)
Gain on sale of banking centers	0	0	0	5,619	0
Other operating income	2,755	2,468	2,032	2,098	2,432

Total non-interest income	6,548	7,057	10,700	14,262	7,247
NON-INTEREST EXPENSE

Salaries and employee benefits	7,636	6,701	7,642	7,604	7,217
Net occupancy	1,236	1,180	1,125	1,199	1,099
Equipment	909	1,045	1,059	1,039	742
Professional services	805	707	1,138	767	648
Assessment on deposits and other taxes	222	501	388	392	354
Amortization of intangible assets	124	113	112	118	144
Merger costs	0	0	0	0	10
Banking center reconfiguration	0	0	0	0	2,096
Other operating expenses	3,066	2,829	2,552	2,554	2,265

Total non-interest expense	13,998	13,076	14,016	13,673	14,575

Income before federal income taxes	5,245	6,702	7,619	12,499	4,268
Income tax expense	1,096	1,795	2,181	3,838	840

Net income	$4,149	$4,907	$5,438	$8,661	$3,428

NET INCOME PER COMMON SHARE:
Basic	$0.44	$0.52	$0.57	$0.90	$0.35
Diluted	$0.43	$0.51	$0.57	$0.89	$0.34
Weighted average common shares outstanding:
Basic	9,471,371	9,474,925	9,484,646	9,620,401	9,835,995
Diluted	9,616,188	9,610,350	9,575,001	9,714,253	9,967,373

Note: Fully taxable equivalent adjustment	$491	$485	$495	$506	$514

Second Bancorp Incorporated and Subsidiaries
Consolidated Statements of Income
Year-to-Date Data
(Dollars in thousands, except per share data)

	Dec. 2003	Sept. 2003	June 2003	March 2003	Dec. 2002

INTEREST INCOME

Loans (including fees):
Taxable	$75,655	$56,369	$37,419	$18,605	$79,671
Exempt from federal income taxes	838	629	417	211	922
Securities:
Taxable	22,919	17,100	11,752	6,234	22,648
Exempt from federal income taxes	2,834	2,131	1,442	728	2,946
Federal funds sold and other temp. investments	316	289	259	123	1,085

Total interest income	102,562	76,518	51,289	25,901	107,272
INTEREST EXPENSE

Deposits	21,798	16,460	11,342	5,779	29,400
Federal funds purchased and securities sold under agreements to repurchase	2,472	1,790	1,177	581	2,499
Note Payable	214	167	117	63	38
Other borrowed funds	11	8	6	3	42
Federal Home Loan Bank advances	19,174	14,203	9,308	4,659	15,900
Debentures and capital securities	3,022	2,200	1,466	733	2,933

Total interest expense	46,691	34,828	23,416	11,818	50,812

Net interest income	55,871	41,690	27,873	14,083	56,460
Provision for loan losses	7,610	6,124	5,028	2,173	6,159

Net interest income after provision for loan losses	48,261	35,566	22,845	11,910	50,301
NON-INTEREST INCOME

Mortgage banking revenue	10,194	9,751	10,908	4,358	6,409
Service charges on deposit accounts	6,259	4,631	3,082	1,527	5,823
Trust fees	2,560	1,803	1,172	609	2,715
Trading account losses	0	0	0	0	(20)
Security gains (losses)	4,584	3,617	51	51	592
Gain on sale of banking centers	5,619	5,619	5,619	5,619	0
Other operating income	9,351	6,598	4,130	2,098	7,906

Total non-interest income	38,567	32,019	24,962	14,262	23,425
NON-INTEREST EXPENSE

Salaries and employee benefits	29,583	21,947	15,246	7,604	26,345
Net occupancy	4,740	3,504	2,324	1,199	4,480
Equipment	4,052	3,143	2,098	1,039	3,898
Professional services	3,417	2,612	1,905	767	2,139
Assessment on deposits and other taxes	1,503	1,281	780	392	1,397
Amortization of intangible assets	467	343	230	118	475
Merger costs	0	0	0	0	134
Banking center reconfiguration	0	0	0	0	2,096
Other operating expenses	11,001	7,935	5,106	2,554	8,532

Total non-interest expense	54,763	40,765	27,689	13,673	49,496

Income before federal income taxes	32,065	26,820	20,118	12,499	24,230
Income tax expense	8,910	7,814	6,019	3,838	6,230

Net income	$23,155	$19,006	$14,099	$8,661	$18,000

NET INCOME PER COMMON SHARE:
Basic	$2.43	$1.99	$1.48	$0.90	$1.82
Diluted	$2.41	$1.97	$1.46	$0.89	$1.79
Weighted average common shares outstanding:
Basic	9,512,324	9,526,125	9,552,149	9,620,401	9,905,832
Diluted	9,623,388	9,631,663	9,644,621	9,714,253	10,040,001

Note: Fully taxable equivalent adjustment	$1,977	$1,486	$1,001	$506	$2,083

Second Bancorp Incorporated and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

	Dec. 31	Sept. 30	June 30	March 31	Dec. 31

	2003	2003	2003	2003	2002

ASSETS

Cash and due from banks	$40,773	$57,305	$42,194	$43,334	$60,822
Federal funds sold and other temp. investments	6,529	13,128	44,505	29,523	61,449
Securities available-for-sale (at market value)	620,696	602,893	556,434	539,309	523,669
Loans:
Commercial	631,170	598,762	571,788	558,499	542,693
Consumer	399,137	372,826	339,723	325,819	322,840
Real estate (including loans held for sale)	319,513	330,030	288,119	331,163	302,258

Total loans	1,349,820	1,301,618	1,199,630	1,215,481	1,167,791
Less allowance for loan losses	18,874	18,372	18,030	17,756	17,595

Net loans	1,330,946	1,283,246	1,181,600	1,197,725	1,150,196
Premises and equipment	19,013	17,944	17,048	16,125	16,632
Accrued interest receivable	8,501	8,710	8,289	9,414	8,762
Goodwill and intangible assets	20,047	20,117	20,230	20,343	20,422
Servicing assets	20,936	19,827	14,880	13,743	12,403
Other assets	49,089	51,580	41,053	39,511	40,420

Total assets	$2,116,530	$2,074,750	$1,926,233	$1,909,027	$1,894,775

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Demand - non-interest bearing	$170,176	$165,242	$155,285	$155,892	$179,714
Demand - interest bearing	142,709	164,186	204,430	147,747	103,583
Savings	346,851	350,231	347,722	363,443	405,437
Time deposits	555,606	485,622	465,379	454,784	506,378

Total deposits	1,215,342	1,165,281	1,172,816	1,121,866	1,195,112
Federal funds purchased and securities sold under agreements to repurchase	216,761	238,047	175,011	206,069	138,796
Note payable	7,750	7,750	7,750	14,000	7,000
Other borrowed funds	1,301	1,579	1,219	155	3,863
Accrued expenses and other liabilities	14,524	17,562	19,612	20,089	17,331
Federal Home Loan Bank advances	492,299	478,198	379,089	379,971	365,844
Debentures	31,537	0	0	0	0
Corporation-obligated mandatorily redeemable capital securities of subsidiary trust	0	30,534	30,521	30,508	30,495

Total liabilities	1,979,514	1,938,951	1,786,018	1,772,658	1,758,441
Shareholders’ equity:
Common stock, no par value; 30,000,000 shares authorized;	42,973	42,815	41,750	41,745	41,763
Treasury stock	(36,173)	(36,173)	(34,771)	(33,740)	(27,180)
Other comprehensive income	(834)	457	7,642	6,410	6,656
Retained earnings	131,050	128,700	125,594	121,954	115,095

Total shareholders’ equity	137,016	135,799	140,215	136,369	136,334

Total liabilities and shareholders’ equity	$2,116,530	$2,074,750	$1,926,233	$1,909,027	$1,894,775

Miscellaneous data:
Common shares issued	10,991,460	10,990,460	10,936,760	10,922,720	11,041,263
Treasury shares	1,520,089	1,520,089	1,468,541	1,426,841	1,279,009
Bank owned life insurance (in other assets)	$34,742	$34,149	$33,769	$33,489	$33,086

Loans serviced for others	$1,750,733	$1,692,880	$1,631,790	$1,463,926	$1,320,316

Goodwill	$16,700	$16,647	$16,647	$16,647	$16,708
Other intangibles	3,347	3,470	3,583	3,696	3,714

Total goodwill and intangible assets	$20,047	$20,117	$20,230	$20,343	$20,422

Mortgage servicing rights (net of allowance)	$20,512	$19,378	$14,429	$13,299	$11,967
Other servicing assets	424	449	451	444	436

	$20,936	$19,827	$14,880	$13,743	$12,403

Valuation allowance for mortgage servicing rights included above	$(2,393)	$(2,774)	$(6,304)	$(4,783)	$(3,794)

Second Bancorp Incorporated and Subsidiaries
Consolidated Average Balance Sheets
For the Quarter Ended
(Dollars in Thousands)

ASSETS	Dec. 2003	Sept. 2003	June 2003	March 2003	Dec. 2002

Cash and demand balances due from banks	$40,524	$43,675	$37,686	$38,392	$35,454
Federal funds sold and other temp. investments	12,219	14,697	50,390	44,849	47,197
Securities:
Trading	0	0	0	0	0
Available-for-sale	628,310	610,468	541,921	528,434	494,245

Total securities	628,310	610,468	541,921	528,434	494,245
Loans:
Commercial	613,183	584,553	562,499	551,882	533,996
Consumer	389,303	353,299	336,303	324,729	323,939
Real estate (including loans held for sale)	314,667	308,128	298,498	301,006	313,227

Total loans	1,317,153	1,245,980	1,197,300	1,177,617	1,171,162
Allowance for loan losses	18,463	18,137	17,787	17,566	17,345

Net loans	1,298,690	1,227,843	1,179,513	1,160,051	1,153,817
Premises and equipment	19,020	17,666	16,828	16,508	16,611
Goodwill and intangible assets	20,076	20,166	20,282	20,461	19,676
Servicing assets	20,105	17,377	14,859	13,310	11,832
Other	53,609	52,897	47,499	47,519	46,882

Total assets	$2,092,553	$2,004,789	$1,908,978	$1,869,524	$1,825,714

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:
Demand deposits (non-interest bearing)	$167,689	$161,281	$159,636	$153,223	$156,607
Demand deposits (interest bearing)	152,202	187,231	183,323	117,469	100,240
Savings	353,391	346,965	356,281	382,673	411,109
Time deposits	523,107	462,340	460,479	482,316	512,653

Total deposits	1,196,389	1,157,817	1,159,719	1,135,681	1,180,609
Federal funds purchased and securities sold under agreements to repurchase	230,115	208,549	178,618	164,329	165,504
Note payable	7,749	7,750	8,369	9,733	4,107
Borrowed funds	370	563	186	455	1,281
Accrued expenses and other liabilities	15,693	17,626	18,243	17,863	14,306
Federal Home Loan Bank advances	478,044	447,116	374,061	375,710	291,957
Debentures and capital securities	30,540	30,524	30,513	30,499	30,721

Total liabilities	1,958,900	1,869,945	1,769,709	1,734,270	1,688,485
Shareholders’ equity:
Common stock	42,839	42,506	41,747	41,757	41,153
Treasury shares	(36,172)	(35,646)	(34,127)	(30,666)	(25,050)
Other comprehensive income	(2,128)	939	7,434	6,778	7,032
Retained earnings	129,114	127,045	124,215	117,385	114,094

Total shareholders’ equity	133,653	134,844	139,269	135,254	137,229

Total liabilities and shareholders’ equity	$2,092,553	$2,004,789	$1,908,978	$1,869,524	$1,825,714

Second Bancorp Incorporated and Subsidiaries
Consolidated Average Balance Sheets
For the Year-to-date period ended:
(Dollars in Thousands)

ASSETS	Dec. 2003	Sept. 2003	June 2003	March 2003	Dec. 2002

Cash and demand balances due from banks	$40,085	$39,937	$38,037	$38,392	$34,606
Federal funds sold	30,406	36,535	47,635	44,849	68,503
Securities:
Trading	0	0	0	0	40
Available-for-sale	577,648	560,575	535,215	528,434	452,587

Total securities	577,648	560,575	535,215	528,434	452,627
Loans:
Commercial	578,215	566,431	557,220	551,882	517,185
Consumer	351,092	338,215	330,548	324,729	313,760
Real estate (including loans held for sale)	305,619	302,570	299,745	301,006	290,832

Total loans	1,234,926	1,207,216	1,187,513	1,177,617	1,121,777
Allowance for loan losses	17,991	17,832	17,677	17,566	16,992

Net loans	1,216,935	1,189,384	1,169,836	1,160,051	1,104,785
Premises and equipment	17,513	17,005	16,669	16,508	16,602
Goodwill and intangible assets	20,245	20,302	20,371	20,461	19,018
Servicing assets	16,434	15,197	14,089	13,310	10,520
Other	50,404	49,324	47,508	47,519	47,495

Total assets	$1,969,670	$1,928,259	$1,889,360	$1,869,524	$1,754,156

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:
Demand deposits (non-interest bearing)	$160,499	$158,076	$156,447	$153,223	$146,598
Demand deposits (interest bearing)	160,226	162,930	150,578	117,469	101,222
Savings	359,712	361,842	369,404	382,673	374,313
Time deposits	482,118	468,305	471,337	482,316	537,217

Total deposits	1,162,555	1,151,153	1,147,766	1,135,681	1,159,350
Federal funds purchased and securities sold under agreements to repurchase	195,619	183,994	171,513	164,329	136,041
Note payable	8,393	8,610	9,047	9,733	1,335
Borrowed funds	394	402	320	455	1,726
Accrued expenses and other liabilities	17,351	17,910	18,054	17,863	12,000
Federal Home Loan Bank advances	419,091	399,224	374,881	375,710	278,998
Debentures and capital securities	30,519	30,512	30,506	30,499	30,528

Total liabilities	1,833,922	1,791,805	1,752,087	1,734,270	1,619,978
Shareholders’ equity:
Common stock	42,216	42,006	41,752	41,757	39,177
Treasury shares	(34,172)	(33,498)	(32,406)	(30,666)	(20,590)
Net unrealized holding gains	3,225	5,029	7,108	6,778	5,996
Retained earnings	124,479	122,917	120,819	117,385	109,595

Total shareholders’ equity	135,748	136,454	137,273	135,254	134,178

Total liabilities and shareholders’ equity	$1,969,670	$1,928,259	$1,889,360	$1,869,524	$1,754,156

Second Bancorp Incorporated and Subsidiaries
Financial Highlights — Non-GAAP Operating Results
Quarterly Data
(Dollars in thousands, except per share data)

	Dec. 2003	Sept. 2003	June 2003	March 2003	Dec. 2002

Earnings:
Net interest income	$14,181	$13,817	$13,790	$14,083	$13,946
Provision for loan losses	1,486	1,096	2,855	2,173	2,350
Non-interest income	5,581	3,491	10,700	8,592	7,314
Security gains (losses)	967	3,566	0	51	(67)
Trading account losses	0	0	0	0	0
Non-interest expense	13,998	13,076	14,016	13,673	12,469
Federal income taxes	1,096	1,795	2,181	1,871	1,577

Net income	$4,149	$4,907	$5,438	$5,009	$4,797

Per share:
Basic earnings	$0.44	$0.52	$0.57	$0.52	$0.49

Diluted earnings	0.43	0.51	0.57	0.52	0.48
Key ratios: (%)

Return on average assets (ROA)	0.79	0.98	1.14	1.07	1.05
Return on average shareholders’ equity (ROE)	12.42	14.56	15.62	14.81	13.98
Net interest margin	3.00	3.06	3.19	3.33	3.38
Net overhead	1.72	2.05	0.74	1.16	1.20
Efficiency ratio	69.12	73.49	56.10	58.98	57.27

Second Bancorp Incorporated and Subsidiaries
Reconciliation of GAAP vs. Non-GAAP Operating Results
Quarterly Data

	Dec. 2003	Sept. 2003	June 2003	March 2003	Dec. 2002

Net income	$4,149	$4,907	$5,438	$8,661	$3,428
Adjustments to GAAP to reflect
Non-GAAP Operating Basis:
Add non-recurring costs:
Sale of banking centers	0	0	0	(5,619)	0
Merger costs	0	0	0	0	10
Banking center reconfiguration	0	0	0	0	2,096

Total adjustments	0	0	0	(5,619)	2,106
Federal income taxes (benefit)	0	0	0	(1,967)	737

Net income	$4,149	$4,907	$5,438	$5,009	$4,797

Note: Recap of Income from Mortgage Banking Activities

	Dec. 2003	Sept. 2003	June 2003	March 2003	Dec. 2002

Gross income from servicing	$947	$1,052	$986	$903	$764
Amortization of MSRs	(790)	(2,723)	(2,101)	(1,549)	(2,322)

(Excess amortization) / net servicing income	157	(1,671)	(1,115)	(646)	(1,558)
Change in valuation allowance MSRs	381	3,530	(1,522)	(989)	(707)
Net derivative gain (loss) — non hedging	(834)	(6,759)	3,035	1,805	(425)

Income (loss) from mortgage servicing	(296)	(4,900)	398	170	(2,690)

Gain on sale of mortgage loans	737	3,743	6,152	4,188	5,348

Net mortgage banking revenue (loss)	$441	$(1,157)	$6,550	$4,358	$2,658

Second Bancorp Incorporated and Subsidiaries
Financial Highlights — Non-GAAP Operating Results
Year-to-Date Data
(Dollars in thousands, except per share data)

	Dec. 2003	Sept. 2003	June 2003	March 2003	Dec. 2002

Earnings:
Net interest income	$55,871	$41,690	$27,873	$14,083	$56,460
Provision for loan losses	7,610	6,124	5,028	2,173	6,159
Non-interest income	28,364	22,783	19,292	8,592	22,853
Security gains (losses)	4,584	3,617	51	51	592
Trading account losses	0	0	0	0	(20)
Non-interest expense	54,763	40,765	27,689	13,673	47,266
Federal income taxes	6,943	5,847	4,052	1,871	7,011

Net income	$19,503	$15,354	$10,447	$5,009	$19,449

Per share:
Basic earnings	$2.05	$1.61	$1.09	$0.52	$1.96
Diluted earnings	2.03	1.59	1.08	0.52	1.94

Key ratios: (%)

Return on average assets (ROA)	0.99	1.06	1.11	1.07	1.11
Return on average shareholders’ equity (ROE)	14.37	15.00	15.22	14.81	14.49
Net interest margin	3.14	3.19	3.26	3.33	3.56
Net overhead	1.43	1.33	0.95	1.16	1.49
Efficiency ratio	63.52	61.80	57.49	58.98	58.07

Second Bancorp Incorporated and Subsidiaries
Reconciliation of GAAP vs. Non-GAAP Operating Results
Year-to-Date Data

	Dec. 2003	Sept. 2003	June 2003	March 2003	Dec. 2002

Net income	$23,155	$19,006	$14,099	$8,661	$18,000
Adjustments to GAAP to reflect
Non-GAAP Operating Basis:
Add non-recurring costs:
Sale of banking centers	(5,619)	(5,619)	(5,619)	(5,619)	0
Merger costs	0	0	0	0	134
Banking center reconfiguration	0	0	0	0	2,096

Total adjustments	(5,619)	(5,619)	(5,619)	(5,619)	2,230
Federal income taxes (benefit)	(1,967)	(1,967)	(1,967)	(1,967)	781

Net income	$19,503	$15,354	$10,447	$5,009	$19,449

Note: Recap of Income from Mortgage Banking Activities

	Dec. 2003	Sept. 2003	June 2003	March 2003	Dec. 2002

Gross income from servicing	$3,888	$2,941	$1,889	$903	$2,691
Amortization of MSRs	(7,163)	(6,373)	(3,650)	(1,549)	(4,335)

(Excess amortization) / net servicing income	(3,275)	(3,432)	(1,761)	(646)	(1,644)
Change in valuation allowance MSRs	1,400	1,019	(2,511)	(989)	(2,984)
Net derivative gain (loss) — non hedging	(2,753)	(1,919)	4,840	1,805	567

Income (loss) from mortgage servicing	(4,628)	(4,332)	568	170	(4,061)

Gain on sale of mortgage loans	14,822	14,083	10,340	4,188	10,470

Net mortgage banking revenue	$10,194	$9,751	$10,908	$4,358	$6,409